



# johnn c
holdings



# Highlights

- R8,2 billion MTN shares distributed to shareholders (current value ± R14,5 billion)
- Head office debt converted into R268 million cash
- Johnnic finalising long-term strategic options

# CONSOLIDATED INCOME STATEMENT

| | Note | **6 months ended 30 Sept 2003 Reviewed Rm** | 6 months ended 30 Sept 2002 Reviewed Rm | Change % | 12 months ended 31 March 2003 Audited Rm |
|---|---|---|---|---|---|
| **Revenue** | | **1 318** | 10 336 | (87) | 12 143 |
| Cost of sales | | **(815)** | (4 643) | | (5 779) |
| **Gross profit** | | **503** | 5 693 | | 6 364 |
| Operating expenses – net | | **(455)** | (2 935) | | (3 462) |
| **Earnings before interest, taxation, depreciation and amortisation ("Ebitda")** | | **48** | 2 758 | (98) | 2 902 |
| Depreciation | | **(41)** | (819) | | (867) |
| Amortisation | | **(3)** | (144) | | (148) |
| **Profit from operations before goodwill amortisation** | | **4** | 1 795 | (100) | 1 887 |
| Goodwill amortisation | | **(2)** | (270) | | (274) |
| **Profit from operations** | | **2** | 1 525 | (100) | 1 613 |
| Finance costs | | **(36)** | (414) | | (457) |
| Finance income | | **38** | 93 | | 113 |
| Share of profits of associates | | **454** | 115 | 295 | 919 |
| **Profit before taxation and exceptional items** | | **458** | 1 319 | (65) | 2 188 |
| Exceptional items | 4 | **3 889** | 25 | | 78 |
| **Profit before taxation** | | **4 347** | 1 344 | 223 | 2 266 |
| Taxation | | **(124)** | (460) | | (650) |
| **Profit after taxation** | | **4 223** | 884 | 378 | 1 616 |
| Minority interests | | **(70)** | (528) | | (654) |
| **Attributable earnings** | | **4 153** | 356 | 1 067 | 962 |
| **Contribution to attributable earnings** | | | | | |
| *Core operations* | | **7** | 4 | 75 | 58 |
| Entertainment and media | | **9** | 29 | (69) | 98 |
| Interest and corporate head office | | **(2)** | (25) | 92 | (40) |
| *Non-core operations* | | **302** | 379 | (20) | 933 |
| Telecommunications | | **303** | 374 | (19) | 915 |
| Gallagher Estate Holdings | | **2** | (1) | 300 | (3) |
| Johnnic Properties | | **(3)** | 6 | (150) | 21 |
| **Basic headline earnings** | | **309** | 383 | (19) | 991 |
| Goodwill amortisation after taxation and minority interests | | **(37)** | (80) | (54) | (157) |
| Exceptional items after taxation and minority interests | | **3 881** | 53 | | 128 |
| **Attributable earnings** | | **4 153** | 356 | 1 067 | 962 |

# SUMMARISED CONSOLIDATED BALANCE SHEET

| As at | Note | 30 Sept 2003 Reviewed Rm | 30 Sept 2002 Reviewed Rm | 31 March 2003 Audited Rm |
|---|---|---|---|---|
| ASSETS | | | | |
| **Non-current assets** | | 1 297 | 23 867 | 6 535 |
| Property, plant and equipment | | 380 | 9 633 | 491 |
| Goodwill | | (106) | 9 325 | (106) |
| Intangible assets | | 21 | 3 231 | 26 |
| Interests in associated companies | 5 | 866 | 999 | 5 954 |
| Investments and loans | 6 | 53 | 503 | 89 |
| Deferred taxation | | 83 | 132 | 81 |
| Non-current prepaid taxation | | – | 44 | – |
| **Current assets** | | 2 335 | 6 844 | 1 288 |
| Bank balances, deposits and cash | 7 | 321 | 1 723 | 303 |
| Securitised cash deposits | 7 | 192 | 1 249 | – |
| Equities held as current assets | 8 | 871 | – | 30 |
| Other current assets | | 951 | 3 872 | 955 |
| **Total assets** | | 3 632 | 30 711 | 7 823 |
| EQUITY AND LIABILITIES | | | | |
| **Capital and reserves** | | | | |
| Ordinary shareholders' interests | | 2 052 | 5 581 | 5 817 |
| Minority interests | | 581 | 11 811 | 577 |
| **Total equity** | | 2 633 | 17 392 | 6 394 |
| **Non-current liabilities** | | 170 | 3 029 | 283 |
| Interest-bearing debt | 9 | 52 | 1 962 | 167 |
| Provision for post-retirement medical costs | | 113 | 109 | 113 |
| Deferred taxation | | 5 | 958 | 3 |
| **Current liabilities** | | 829 | 10 290 | 1 146 |
| Non-interest-bearing liabilities | | 747 | 4 913 | 750 |
| Interest-bearing debt | 9 | 6 | 4 534 | 152 |
| Call borrowings | 9 | 76 | 843 | 244 |
| **Total equity and liabilities** | | 3 632 | 30 711 | 7 823 |

# SUMMARISED CONSOLIDATED CASH FLOW STATEMENT

| | Note | 6 months ended 30 Sept 2003 Reviewed Rm | 6 months ended 30 Sept 2002 Reviewed Rm | 12 months ended 31 March 2003 Audited Rm |
|---|---|---|---|---|
| Cash inflows from operating activities | | 7 | 2 185 | 2 309 |
| Cash inflows (outflows) from investing activities | | 593 | (1 595) | (3 799) |
| Cash (outflows) inflows from financing activities | | (228) | 956 | 977 |
| Net increase (decrease) in cash and cash equivalents | | 372 | 1 546 | (513) |
| Cash and cash equivalents at beginning of period | | 59 | 594 | 594 |
| Foreign entities translation adjustment | | 6 | (11) | (22) |
| **Cash and cash equivalents at end of period** | 7 | 437 | 2 129 | 59 |

# SUMMARISED GROUP STATEMENT OF CHANGES IN EQUITY

| | 30 Sept 2003 Reviewed Rm | 30 Sept 2002 Reviewed Rm | 31 March 2003 Audited Rm |
|---|---|---|---|
| **Balance at 1 April as reported** | 5 817 | 5 348 | 5 348 |
| Change in accounting policy in respect of | | | |
| – AC 133 adjustments | (55) | – | – |
| – cellphone connection incentives | | (12) | (12) |
| **Restated balance at 1 April** | 5 762 | 5 336 | 5 336 |
| Attributable earnings | 4 153 | 356 | 962 |
| Distribution in specie | (8 223) | – | – |
| Share capital issued at a premium less share issue expenses | 46 | – | 5 |
| Movement on unrealised gains arising on revaluation of listed equities | 480 | – | (4) |
| Exchange differences arising on translation of foreign entities | (111) | (111) | (163) |
| Goodwill and variation of interests | (56) | (4) | (316) |
| Other | 1 | 4 | (3) |
| **Ordinary shareholders' interest** | 2 052 | 5 581 | 5 817 |

# GROUP SEGMENTAL ANALYSIS

| | 6 months ended 30 Sept 2003 Reviewed Rm | 6 months ended 30 Sept 2002 Reviewed Rm | Change % | 12 months ended 31 March 2003 Audited Rm |
|---|---|---|---|---|
| **BUSINESS GROUPING** | | | | |
| **Revenue** | | | | |
| *Core operations* | 1 284 | 1 587 | (19) | 3 332 |
| Media | 530 | 503 | 5 | 1 017 |
| Retail | 307 | 279 | 10 | 608 |
| Books & Maps | 140 | 146 | (4) | 293 |
| Home Entertainment | 132 | 135 | (2) | 268 |
| Music | 80 | 67 | 19 | 170 |
| Africa | 1 | – | | – |
| Distribution, Manufacturing & Support Services | 78 | 100 | (22) | 240 |
| *Disposed operations* | | | | |
| Hammicks UK, Music for Pleasure, VCR/Trutone and Universal Partnership | 16 | 357 | (96) | 736 |
| *Non-core operations* | 34 | 8 749 | (100) | 8 811 |
| Telecommunications | – | 8 683 | (100) | 8 684 |
| Gallagher Estate Holdings | 24 | 21 | 14 | 45 |
| Johnnic Properties and other | 10 | 45 | (77) | 82 |
| **Total** | 1 318 | 10 336 | (87) | 12 143 |
| **Ebitda** | | | | |
| *Core operations* | 37 | 56 | (34) | 180 |
| Media | 42 | 46 | (9) | 101 |
| Retail | 3 | 3 | – | 22 |
| Books & Maps | 11 | 10 | 10 | 15 |
| Home Entertainment | 16 | 20 | (20) | 37 |
| Music | (1) | (3) | 67 | 10 |
| Africa | (4) | (1) | (300) | (4) |
| Distribution, Manufacturing & Support Services | (6) | 8 | (175) | 14 |
| Corporate head office | (14) | (13) | 8 | (20) |
| *Disposed operations* | | | | |
| Hammicks UK, Music for Pleasure, VCR/Trutone and Universal Partnership | (10) | (14) | 29 | 5 |
| *Non-core operations* | 11 | 2 702 | (100) | 2 722 |
| Telecommunications | – | 2 688 | (100) | 2 688 |
| Gallagher Estate Holdings | 5 | 4 | 25 | 8 |
| Johnnic Properties and other | 6 | 10 | (40) | 26 |
| Total | 48 | 2 758 | (98) | 2 902 |
| **GEOGRAPHIC** | | | | |
| **Revenue** | | | | |
| South Africa | 1 237 | 6 996 | (82) | 8 324 |
| Rest of Africa | 4 | 2 969 | (100) | 2 974 |
| Other overseas operations | 77 | 371 | (79) | 845 |
| Total | 1 318 | 10 336 | (87) | 12 143 |
| **Ebitda** | | | | |
| South Africa | 47 | 1 713 | (97) | 1 843 |
| Rest of Africa | 1 | 1 056 | (100) | 1 056 |
| Other overseas operations | – | (11) | 100 | 3 |
| Total | 48 | 2 758 | (98) | 2 902 |

# GROUP STATISTICS

| | 6 months ended 30 Sept 2003 Reviewed | 6 months ended 30 Sept 2002 Reviewed | 12 months ended 31 March 2003 Audited |
|---|---|---|---|
| **Performance per ordinary share** | | | |
| Headline earnings (cents) | | | |
| – core operations | 5 | 3 | 36 |
| – non-core operations | 182 | 231 | 567 |
| Total basic headline earnings (cents) | 187 | 234 | 603 |
| Attributable earnings (cents) | 2 508 | 217 | 585 |
| Net asset value (rand) | | | |
| – book value | 12 | 34 | 35 |
| – based on directors' valuation of underlying investments | 16 | 40 | 54 |
| **Ratios** | | | |
| *Profitability* | | | |
| Ebitda margin (%) | 4 | 27 | 24 |
| Enterprise value/Ebitda multiple (times)(1) | 50 | 0,2 | 2 |
| Effective taxation rate (%) | 3 | 34 | 29 |
| *Solvency and liquidity* | | | |
| Gearing (%)(2) | (14) | 25 | 4 |
| Long-term borrowings to total assets (%) | 1 | 6 | 2 |
| Current ratio(3) | 2,8:1 | 0,7:1 | 1,1:1 |
| Interest cover (times)(4) | 0,1 | 4 | 4 |
| **Share performance** | | | |
| Number of ordinary shares in issue ('000) | | | |
| – at period end | 166 442 | 164 291 | 164 448 |
| – weighted average | 165 584 | 164 286 | 164 325 |
| Closing price (cents per share) | 1 215 | 3 056 | 4 410 |
| Market capitalisation (Rm) | 2 022 | 5 021 | 7 252 |
| **Number of employees** | | | |
| Telecommunications | n/a | 3 832 | n/a |
| Entertainment and Media | 3 719 | 4 741 | 5 085 |
| Exhibitions and other | 54 | 65 | 63 |
| Corporate head office | 7 | 10 | 8 |
| | 3 780 | 8 648 | 5 156 |

**Definitions**

(1) Market capitalisation, less net debt (interest-bearing liabilities less bank balances, deposits and cash), divided by Ebitda.

(2) Interest-bearing debt (long term and short term) net of positive cash balances as a percentage of total equity.

(3) Current assets divided by current liabilities.

(4) Profit from operations divided by finance costs.

# NOTES

1. **Basis of accounting**
These consolidated interim financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice ("GAAP") and Schedule 4 of the South African Companies Act, 1973, as amended. The accounting policies are consistent with those used in the annual financial statements for the year ended 31 March 2003, except for the adoption of AC133 Financial Instruments: Recognition and Measurement.

2. **Comparatives**
Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current period.

3. **Headline earnings per ordinary share**
The calculation of basic headline earnings per ordinary share is based on basic headline earnings of R309 million (2002: R383 million) and a weighted average of 165 584 499 (2002: 164 286 051) ordinary shares in issue. No fully diluted earnings per ordinary share have been disclosed as the potential dilution is not considered to be material.

| | **6 months ended 30 Sept 2003 Reviewed Rm** | 6 months ended 30 Sept 2002 Reviewed Rm | 12 months ended 31 March 2003 Audited Rm |
|---|---|---|---|
| **4. Exceptional items** | | | |
| Surplus arising on unbundling of MTN shares | **3 682** | – | – |
| Net surplus on disposal of investments | **160** | 1 | 93 |
| Realisation of foreign currency translation reserve | **58** | – | 141 |
| Associated companies' exceptional items | **3** | (55) | (54) |
| Provision for non-trading theatres | **(9)** | – | – |
| Costs associated with rationalisation and restructuring | **(5)** | (2) | (61) |
| Investments, goodwill and property, plant and equipment written down | **–** | (14) | (136) |
| Surplus on unwinding of SPVs | **–** | 95 | 95 |
| Total | **3 889** | 25 | 78 |
| **5. Interests in associated companies** | | | |
| – Listed | **533** | 490 | 5 564 |
| – Unlisted | **333** | 509 | 390 |
| Book value of interests in associated companies | **866** | 999 | 5 954 |
| Market value of listed shares | **701** | 523 | 7 721 |
| Directors' valuation of unlisted shares | **669** | 589 | 536 |

| | 6 months ended 30 Sept 2003 Reviewed Rm | 6 months ended 30 Sept 2002 Reviewed Rm | 12 months ended 31 March 2003 Audited Rm |
|---|---|---|---|
| **6. Investments and loans** | | | |
| Unlisted shares at cost less amounts written off | **46** | 41 | 42 |
| Loans | **7** | 462 | 47 |
| Total | **53** | 503 | 89 |
| Directors' valuation of unlisted shares | **46** | 41 | 42 |
| **7. Cash and cash equivalents** | | | |
| Bank balances, deposits and cash | **321** | 1 723 | 303 |
| Securitised cash deposits | **192** | 1 249 | – |
| Call borrowings | **(76)** | (843) | (244) |
| Total | **437** | 2 129 | 59 |
| Head office cash (call borrowings) included in the above | **268** | (110) | (65) |
| **8. Equities held as current assets** | | | |
| MTN Group Limited | **871** | – | – |
| Naspers Limited | **–** | – | 30 |
| Total | **871** | – | 30 |
| **9. INTEREST-BEARING DEBT** | | | |
| Non-current liabilities | **52** | 1 962 | 167 |
| Current liabilities | **82** | 5 377 | 396 |
| – call borrowings | **76** | 843 | 244 |
| – short term borrowings | **6** | 4 534 | 152 |
| Total | **134** | 7 339 | 563 |
| **10. Capital expenditure incurred** | **32** | 1 872 | 73 |

| | 6 months ended 30 Sept 2003 Reviewed Rm | 6 months ended 30 Sept 2002 Reviewed Rm | 12 months ended 31 March 2003 Audited Rm |
|---|---|---|---|
| **11. Contingent liabilities** | | | |
| Guarantees | 527 | 164 | 521 |
| Suncoast Casino and Entertainment World ("Suncoast Casino") | | | |
| – Equity guarantee secured by cash deposits (refer to note 7) | 192 | – | 192 |
| – Corporate guarantee | 300 | – | 300 |
| Other | 35 | 164 | 29 |
| Contingent liabilities | 1 | 1 | 2 |
| Total | 528 | 165 | 523 |
| **12. Capital commitments** | | | |
| Commitments for capital expenditure | | | |
| – contracted for | 4 | 1 803 | – |
| – authorised but not contracted for | 63 | 2 625 | 61 |
| Total | 67 | 4 428 | 61 |

The capital expenditure will be funded from operating cash flows and borrowings. Adequate facilities have been put in place to finance known future capital commitments.

| | 6 months ended 30 Sept 2003 Reviewed Rm | 6 months ended 30 Sept 2002 Reviewed Rm | 12 months ended 31 March 2003 Audited Rm |
|---|---|---|---|
| **13. Lease commitments** | | | |
| Operating leases | | | |
| – within one year | 105 | 238 | 108 |
| – more than one year | 778 | 1 473 | 849 |
| Total | 883 | 1 711 | 957 |

**14. Independent review by the auditors**

These interim results have been reviewed by our auditors, Deloitte & Touche, who have performed their review in accordance with the guideline "Guidance for Auditors on Review of Interim Financial Information" issued by the South African Institute of Chartered Accountants.

The scope of the review was to enable the auditors to report that nothing came to their attention that caused them to believe that the accompanying interim financial information is not fairly presented, in all material respects, in accordance with South African Statements of Generally Accepted Accounting Practice applicable to Interim Financial Reporting and the Companies Act in South Africa.

A copy of their unqualified review report is available for inspection at the registered office of the Company.

## 14. Independent review by the auditors (continued)

Our auditors, Deloitte & Touche have issued a report on the pro forma information which is available at the Company's registered office for inspection. This report concludes as follows: "Based on our review, nothing has come to our attention that causes us to believe that:

- the pro forma financial information has not been properly compiled on the basis stated;
- such basis is inconsistent with the accounting policies of Johnnic; and
- the adjustments are not appropriate for the purposes of the unaudited pro forma income statement as disclosed in the preliminary announcement".

## 15. Listings requirements

This interim results announcement has been prepared in compliance with the Listings Requirements of the JSE Securities Exchange South Africa ("the JSE").

## 16. Corporate governance

The Board of Directors re-affirms its commitment to the principles of good corporate governance and has endorsed and taken cognisance of the recommendations of the King Report on Corporate Governance for South Africa 2002.

# PRO FORMA CONSOLIDATED INCOME STATEMENT (EXCLUDING TELECOMMUNICATIONS BUSINESSES)

| | **6 months ended 30 Sept 2003 Reviewed Rm** | 6 months ended 30 Sept 2002 Reviewed Rm | Change % |
|---|---|---|---|
| **Revenue** | **1 318** | 1 653 | (20) |
| **Ebitda** | **48** | 70 | (31) |
| Depreciation and amortisation (including goodwill amortisation) | **(46)** | (64) | 28 |
| **Profit from operations** | **2** | 6 | (66) |
| Net finance income (costs) | **2** | (40) | 105 |
| Share of profits of associates | **68** | 114 | (40) |
| **Profit before taxation and exceptional items** | **72** | 80 | (10) |
| Exceptional items | **208** | 25 | 732 |
| **Profit before taxation** | **280** | 105 | 167 |
| Taxation | **(48)** | (50) | 4 |
| **Profit after taxation** | **232** | 55 | 322 |
| Minority interests | **(28)** | 5 | |
| **Attributable earnings** | **204** | 60 | 240 |
| **Headline earnings** | **6** | 9 | (33) |

# COMMENTARY

## OVERVIEW

Johnnic Holdings Limited ("Johnnic") distributed R8,2 billion worth of MTN Group Limited ("MTN") shares to shareholders with a current market value of approximately R14,5 billion. This represented 526 million MTN shares with a book value of R8,62 per share which was revalued to a market value of R15,61 per share on the date of unbundling, being 20 June 2003, realising an exceptional profit of R3,7 billion.

This contributed to an 1 067% increase in attributable earnings from R356 million to R4 153 million over the six months to 30 September 2003.

As a result of the unbundling of the MTN shares the results of the group are not comparable with those of the prior period.

MTN was equity accounted for a three-month period to the date of the unbundling in June 2003. Johnnic ceased to account for the earnings of MTN from the date of the unbundling.

At the end of the interim period, Johnnic comprised holdings in the following companies:

- Johnnic Communications Limited ("Johncom") – 62,5%
- Gallagher Estate Holdings Limited – 100%
- Johnnic Properties – 100%
- Durban Add-Ventures – 70%

To enable better appreciation of Johnnic's ongoing businesses a pro forma consolidated income statement has been presented for the current year and the prior year using consistent accounting policies, assuming the unbundling was effected on 31 March 2003.

All comparison to the prior year numbers in this commentary on results relate to the pro forma consolidated income statement.

## RESULTS

Revenue decreased 20% from R1 653 million to R1 318 million caused primarily by the disposal of Hammicks UK, Music for Pleasure, VCR/Trutone and Universal Partnership by Johncom.

Earnings before interest, taxation, depreciation and amortisation ("Ebitda") declined by 31% to R48 million (2002: R70 million) due to decreased earnings from the Home Entertainment and Media businesses as well as costs incurred in pursuing approved ventures into Africa.

Net finance income totalled R2 million for the half year (2002: net finance costs R40 million), reflecting the positive impact of the repayment of head office debt. 29,6 million MTN shares were sold realising cash of R357 million. These proceeds were used to settle head office debt and provide R192 million cash collateral for Suncoast Casino.

Share of profits from associates decreased by 40% to R68 million from R114 million in the corresponding period last year. The decrease is mainly as a result of reduced earnings from Electronic Media Network Limited ("M-Net") and SuperSport International Holdings Limited ("SuperSport") arising out of the negative impact of the stronger rand on foreign based earnings and the effect of complying with AC133. Caxton and CTP Publishers and Printers, however improved their earnings by 41% over their review period.

Exceptional profits of R208 million mainly comprised:

- R160 million surplus on disposal of interests in MTN, Naspers and Hammicks; and
- R58 million realisation of foreign currency translation reserve arising on the settlement of Johnnic Entertainment's foreign debt.
- The combined effect of the above has been an increase in attributable earnings of 240% to R204 million (2002: R60 million) and a 33% decrease in headline earnings to R6 million (2002: R9 million).

## DIVISIONAL REVIEW

### Core operations

In keeping with its strategy to build a single, integrated entertainment and media group, the operational and executive management structure of Johnnic's major subsidiary, Johncom, was restructured with effect from 1 July 2003. The group's operations are now clustered into six logical business units, namely Media, Retail, Books & Maps, Home Entertainment, Music and Africa. All these units are supported by the Distribution, Manufacturing & Support Services division.

### MEDIA

The Sunday Times – the largest circulating newspaper in South Africa – remains the primary contributor to the division, ably supported by a strong turnaround from the merged Eastern Cape operations (The Herald and Daily Dispatch). The Weekend Post was re-launched as a Saturday paper with sharply increased copy sales and advertising revenue. The Sunday World continued to enjoy good copy sale growth. A tough advertising market has impacted on Business Day and Financial Mail.

Businesses that were formerly housed in the Digital division are trading profitably at Ebitda level.

**Associate: Caxton and CTP Publishers and Printers Limited**

Caxton and CTP Publishers and Printers achieved turnover growth of 17% to R2 610 million (2002: R2 225 million) as reflected in their most recent published results for the year ended 30 June 2003, yielding net profit growth of 41% to R256 million (2002: R182 million).

### RETAIL

Exclusive Books traded strongly, with revenue growth of 12% stimulated by the overall reduction in the retail price of books as a result of the stronger rand.

Good product releases bolstered the performance of Nu Metro Theatres, ensuring the retention of the division's market share. Monitoring of cinema sites to identify underperforming complexes is ongoing.

Following a strategic review of the Imax Theatres business, the details of a possible exit strategy are in the process of being finalised.

### BOOKS & MAPS

The books and maps business unit delivered a positive performance despite the negative impact of the strengthening rand on offshore operations, which resulted in foreign exchange losses being incurred, as well as difficult trading conditions. Ebitda rose by 10% to R11 million compared to the prior period (2002: R10 million).

### HOME ENTERTAINMENT

Escalating piracy levels, increased pressure from the retail market, a marked shift from VHS to DVD in the rental market, and depressed consumer spending hampered the performance of the Home Entertainment business unit.

**Associate: M-Net**

The M-Net subscriber base in South Africa has stabilised at just more than one million. Advertising revenues remained under pressure while the stronger rand had a negative impact on US dollar-based earnings from channel services provided to other countries in Africa. Turnover for the period declined by 4% to R696 million (2002: R723 million) while net profits fell to a loss of R2 million (2002: net profit of R62 million).

The adoption of AC133 with effect from 1 April 2003 has led to reduced earnings for the period and may continue to cause volatility in reported earnings in the future.

**Associate: SuperSport**
Influenced by similar factors as M-Net, SuperSport experienced a 5% decrease in revenue to R453 million (2002: R476 million) and a 84% decline in headline earnings to R7 million (2002: R44 million).

## MUSIC
Contrary to global trends, turnover at Gallo Music Group grew by 19% to R80 million. Operating profits remained under pressure due to increased investment in local music productions, artist development costs and higher operating expenses. Ebitda margin improved from a 4% loss in 2002 to a 1% loss.

## AFRICA
Good progress has been made in exploring opportunities for the group in new markets and territories within sub-Saharan Africa. Key opportunities have been identified in home entertainment, book publishing, newspaper publishing, cinemas and retail in several countries north of the SADC region.

## DISTRIBUTION, MANUFACTURING & SUPPORT SERVICES
Nu Metro Film Distribution benefited from several good product releases during the review period, but was hampered by delayed delivery on other titles.

Compact Disc Technologies ("CDT") secured an increased volume of DVD production from local and international sources and has applied for IRMA anti-piracy membership.

Entertainment Logistic Services ("ELS") grew steadily.

NON-CORE OPERATIONS
**Gallagher Estate Holdings Limited ("Gallagher")**
Gallagher achieved a 14% increase in revenue over the corresponding interim period last year, however gross margins suffered as a result of growth in higher-cost banqueting and conference business (compared to lower-cost exhibition venue hire).

All external loans were repaid in full at the end of May 2003, contributing to an improvement in net profit.

**Johnnic Properties**
The winding down of the property division was effectively completed during the review period following the sale of the last major remaining property, the Grace Hotel (generating a profit of R6 million) as well as the last remaining township properties.

Ebitda of R6 million (2002: R10 million) reflects the reduced size of the property portfolio. The division's cash resources have decreased by R80 million since year-end following the early settlement of a long-term loan.

**Suncoast Casino and Entertainment World**
Trading at Suncoast Casino and Entertainment World in Durban has remained well below original expectations, resulting in an overall operating loss being recorded for the reporting period. Discussions are under way regarding additional shareholder funding required to operate the complex and fund its current financial obligations.

## FINANCIAL POSITION
Total assets decreased from R7 823 million at the beginning of the period to R3 632 million as a result of the unbundling of MTN. Cash and cash equivalents increased to R437 million from R59 million at the beginning of the period mainly as a result of proceeds from the disposal of MTN shares. 40 million MTN shares have been retained to cover the R300 million Casino

corporate guarantee. These shares have grown in value to R796 million at period end. The group is largely debt-free at the half year.

## PROSPECTS

### Johnnic's strategy

The Johnnic board continues to finalise various strategic options relating to the future of the group with a view to enhancing further shareholder value. These strategic options will be underpinned by the enhancement of Johnnic's empowerment credentials and will use the substantial goodwill associated with the Johnnic name as well as its strong balance sheet. In the process steps will be taken to realise the full potential of the Johncom assets and unlock any value trapped in the structures.

### Operating businesses

The cyclical upswing in trading volumes at group companies in the latter half of the financial year is expected to once again deliver the majority of the revenue and earnings of Johnnic's full year results.

In addition to increased trading levels over the Christmas season, consumer confidence levels have been boosted by lower interest rates and declining inflation levels since the end of the reporting period, heralding increased consumer spending. The product offering across the group is also geared towards this traditional upsurge, with good products set for release through the retailing and home entertainment divisions in time for the year-end holidays.

An upturn has also been observed at Suncoast Casino and Entertainment World since September 2003, heralding a reversal in fortunes from this fledgling enterprise. Likewise, increased exhibition activity is expected in the latter half of the year, indicating a further improvement in Gallagher's financial performance for the full year.

The Johnnic board is therefore optimistic that the majority of the group's business interests will perform well in the second six months, yielding a year-on-year positive growth trend before adjustments arising from the adoption of AC133 in the current year.

### Johnnic/Johncom pyramid

The JSE has granted Johnnic an extension until 23 June 2004 to address the Johnnic/Johncom pyramid. This is to enable the group to finalise its strategic options and empowerment structures.

## DIVIDEND

With the unbundling of MTN the group has adopted a practice of declaring dividends once a year in line with the practice adopted by its main subsidiary Johncom.

*For and on behalf of the board*

| | | |
|---|---|---|
| **MC RAMAPHOSA** | **JRD MODISE** | **KC RAMON** |
| *Chairman* | *Chief Operating Officer* | *Financial Director* |

2 December 2003

# ADMINISTRATION

**DIRECTORS:** MC Ramaphosa (Chairman), JRD Modise# (Chief Operating Officer), KC Ramon# (Financial Director), ACG Molusi#, CB Brayshaw, PE Burton, SW Moutloatse, PF Nhleko, TRA Oliphant, ME Ramano.

**ALTERNATE DIRECTORS:** ZNA Cindi, PM Jenkins#, IP Smith, TH Zuma.
#*Group executives*

**COMPANY SECRETARY:** MRD Boyns *(British)*

**HEAD OFFICE AND REGISTERED OFFICE**
Level 3 (West Wing), Gallagher House, Gallagher Estate, 19 Richards Drive, Midrand, 1685.
PO Box 231, Johannesburg, 2000.

**SOUTH AFRICAN REGISTRARS**
Computershare Limited, 70 Marshall Street, Johannesburg, 2001.
PO Box 61051, Marshalltown, 2107.

**LONDON REGISTRARS**
Capita Registrars plc, The Registry, 34 Beckenham Road, Beckenham, Kent, BR34JU, England.

**AUDITORS**
Deloitte & Touche, The Woodlands, Woodmead.
Private Bag X6, Gallo Manor, 2052.

**LEGAL ADVISORS**
Webber Wentzel Bowens, 10 Fricker Road, Illovo Boulevard, Sandton, 2196.
PO Box 61771, Marshalltown, 2107.

**SPONSOR**
Merrill Lynch South Africa (Pty) Limited, 138 West Street, Sandown, Sandton, 2196.
PO Box 651987, Benmore, 2010.

**AMERICAN DEPOSITORY RECEIPT ("ADR") PROGRAM**
Cusip number 478058100. ADR to ordinary share 1:1.

**DEPOSITORY**
The Bank of New York, 22nd Floor, 101 Barclay Street, New York, N.Y. 10286, USA.

**INFORMATION AGENT**
Georgeson Shareholder Communications SA (Pty) Limited,
108 Johan Avenue, Wierda Valley, Sandton, 2196.
PO Box 652000, Benmore, 2010.
Telephone number 0800 117472/(+27 11) 775 3433

**DISCLAIMER**

*Certain statements in this announcement that are neither reported financial results nor other historical information are forward-looking statements, relating to matters such as future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because they are inherently subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and Company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Unfortunately the Company cannot undertake to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.*

**These results may be viewed on the Internet at**

**http://www.johnnic.co.za**

**E-mail: investor_relations@johnnic.co.za**



## Okugqamile

- Abanamasheya ase MTN bathole uR8,2 billion wamasheya (intengo njengamanje ngu- R14,5 billion)
- Isikweleti sasendlunkulu sibe ngu R268 million engukheshi
- I-Johnnic isiqeda ngomkhankaso wamasu amasha esikhathi eside

# UKUPHAWULA

**IQOQA**

I-Johnnic Holdings Limited (Johnnic) ikhiphe amasheya angu R8,2 billion wamasheya akwa MTN Group Limited ("MTN") kulabo abanamasheya njengamanje ayintengo engu R14,5 billion. Lokhu kusho u 526 million wamasheya akwa MTN abiza u R8,62 ngesheya elilodwa, athe uma enikwa inani futhi lasemakethini enza u R15,61 ngesheya uma esekhishwa ngomhla ka 20 June 2003, kwase kutholakala inzuzo enhle ka R3,7 billlion. Lokhu kwenze ikukhuphuka kwenzuzo 1 067% esukela ku R356 million yaba ngu R4 153 million ezinyangeni eziyisithupha ukuya kumhla ka 30 September 2003.

Ngenxa yesizathu sokukhishwa kwamasheya aseMTN imiphumela yenxanxathela ayiqhathaniseki neyesikhathi saphambilini.

Izimali zabalelwa ezinyangeni ezintathu ukuya osukwini okwakhishwa ngalo amasheya ngo-June 2003. I-Johnnic yabe isiyehlukana nokubhekana nezinzuzo zeMTN kusukela ngosuku okwakhishwa ngalo amasheya.

Ekupheleni kwesikhathi sesikhashana, iJohnnic yabe inesabelo ezinkampanini ezilandelayo:

- iJohnnic Communications Limited ("iJohncom") –62,5%
- iGallagher Estate Holdings Limited –100%
- iJohnnic Properties – 100%
- iDurban Add – Venture –70%

**UKUZE KUKHUTHAZWE UKWENZA KANGCONO KWAMABHIZINISI EJOHNNIC**

kukhishwe isitatimende kusetshenziswa indlela nenqubo ejwayelekile yokubala, kucatshangelwa ekutheni ukuba ukukhishwa kwamasheya kwalonyaka kanye nawangonyaka odlule kwenziwa ngezi 31 March 2003.

Konke ukuqhathanisa konyaka owedlule emiphumeleni kwenziwe ngokubuyekeza isitatimende semali engenile.

**IMIPHUMELA**

Imali engenile yehle ngo-20% isuka ku-R1 653 million yaya ku-R1 318 million okudalwe ikakhulukazi ukukhishwa kwe-Hammicks UK, Music for Pleasure, VCR/Trutone ne Universal Partnership ye Johncom Earnings ngaphambi kwenzuzo, intela, ukwehla kwamandla emali ne-amotrisation (Ebidta) yehle ngo-31% yaya ku-R48 million (2002: R70 million) ngenxa yokwehla kwenzuzo evela ku-Home Entertainment nakumabhizinisi eMedia kanye nezindleko ezikhokhwe emzamweni yokwenza amabhzinisi agunyaziwe ku-Afrika.

Imali isiyonke engenile kube ngu-R2 million kuhhafu wonyaka (ka-2002 ekanti eyayisetshenzisiwe kwabe kungu-R40 million)okwakhombisa ubungcono ekukhokheni izikweletu zehhovisi elikhulu u29,6 million wamasheya eMTN athengiswa kwazuzwa ukheshe ongu-R357 million. Leyo mali kwakhokhwa ngayo izikweletu zehhovisi elikhulu kuphinde kuhlinzekwe uR192 million ongukheshe owanikwa iSuncoast Casino.

Isheya lenzuzo ephuma kwesibambisene nabo lehle ngo-40% laya ku-R68 million lisuka ku-R114 million ngesikhathi esifanayo ngonyaka owedlule.

Lokhu kwehla kungumphumela wokwehla kwenzuzo ephuma e-Electrnic Media Network Limited("M-NET") neSupersport International Holdings Limited ("Supersport") okudalwe umphumela omubi wamandla erandi ezimalini ezizuzwa kwamanye amazwe kanye nomphumela wokuhambisa ngokwe-AC 133 Caxton ne CTP Publishers and Printers, noma kunjalo bakhuphule izinzuzo zabo ngo-41% ezikhathini sabo sokubuyekeza.

Izinzuzo ezivelele zika R208 million zivele:

- uR160 million owevile udaleke ngokukhipha izinzuzo zeMTN, Naspers neHammicks, kanye
- no R58 million ngokuzuza izimali zakwamanye amazwe ngenkathi ekhokha izikweletu zawo ku-Johnnic

– ezikweletwini zakwamanye amazwe ze-Entertainment.

Uma sekuhlanganisiwe konke lokhu okungenhla kube khona ukwenyuka kwengeniso ngo-240% laya ku-R204 million(2002: R60 million) kanye no 33% enzuzweni jikelele yaya ku R6 million (2002:R9 million).

**OKULINDELEKILE**

**Izicwaningo ze Johnnic**

Ibhodi lase Johnnic liyaqhubeka ngoqeda ngezicwaningo ezithize ezibhekelene nekusasa lalenkampani, ngenjongo yokwenzela ngcono labo abanamasheya. Lezo zicwaningo zizosebenza ngcono uma zihlanganiswe nokuqhubeka kokunika amandla kwabanye kwe Johnnic futhi zizo setshenziswa ngokuhlanganisa igama elihle le Johnnic futhi ne balance sheet enamandla. Okwamanje kuzothathwa izinyathelo ezizonika inzuzo ephelele ngezimpahla zakwa Johncom kuphume inzuzo enkulu evaleleke kulezi zinto.

**UKUSEBENZA KWEBHIZINISI**

Ukwenyuka kokuthengisa ngobuningi enxanxatheleni yezinkampani engxenyeni yesibili yonyaka wezimali kulindeleke ukuba kuphinde kwenyuse ingeniso kanye nenzuzo yonyaka wonke weJohnnic.

Ukwengeza ekwenyukeni kokuhwebelana esikhathini sika Khisimusi, ukwethemba kwabathengi kuphinde kwathola umfutho ngenxa yokwehla kwama interest rates kanye nokwehla kwe-infation kusukela ekupheleni kwesikhathi sokubika, okudale ukuba abantu bathenge ngokukhululeka. Imikhiqizo yonke yenxanxathela ilindele ukuba kuthengwe ngobuningi, lapho imikhiqizo emihle kulindeleke ukuba ikhishwe ngezitolo kanye nezokuzithokozisa emakhaya ngesikhathi samaholidi okuphela konyaka. Kanjalo nase Suncoast Casino nase Entertainment World kubonakale ukwenyuka okukhulu kusukela ngo-September 2003, okudale ushintsho olukhulu ezimalini ebezintenga. Ngokunjalo, kulindeleke ukwenyuka kwenzuzo engxenyeni yokugcina yonyaka, okungaletha uguquko nakwezezimali ku-Gallagher onyakeni wonke.

Ibhodi yase Johnnic ngakhoke inethemba lokuthi ibhizinisi yenxanxathela ngobuningi bayo ingase yenze kangxono ezinzuzweni ezinyangeni eziyisithupha ezizayo, okungakhombisa intuthuko noma ukwenyuka nokukhula okuthembisayo ngaphambi kokuba kuhlelwe ngokohlelo lwe – AC133 kulonyaka.

**I-Johnnic/Johncom pyramid**

I-JSE inikeze iJohnnic isikhathi esengezelelwe kuze kube ngumhlaka 23 June 2004 ukuze ulungise iJohnnic/Johncom pyramid. Lokhu kuzosiza igroup ithuba lokuba ihlele amasu ayo nohlelo lokunikeza ithuba ezinhlakeni zayo.

**IZABELO**

Ngemuva kokukhishwa kwe-MTN inxanxathela isinqume ukukhipha izabelo kanye ngonyaka njengoba kwenza iJohncom eyingxenye enkulu yayo.

*Abebebhalela ibhodi futhi bebhala egameni layo*

| | | |
|---|---|---|
| **MC RAMAPHOSA** | **JRD MODISE** | **KC RAMON** |
| *Usihlalo* | *Chief Operating Officer* | *Financial Director* |

2 December 2003



## Ntlhankgolo

- Dišere tsa MTN di le dibilione di le R8,2 di abetswe batsholadišere (tlhotlhwa ya tsona ya jaanong ± R14,5 bilione )
- Sekoloto sa ntlokgolo se fetolotswe go diranta tse di seatleng di le dimilione di le 268
- Johnnic e tla tsweletsa leano le le ntšhwa la paka e telele

## MAEMO KA KAKARETSO

Johnnic Holdings Limited ("Johnnic") e abetse batsholadisere disere tsa diranta di le dibilione di le 8,2 tsa MTN Group Limited (MTN) tsa tlhotlhwa ya jaanong ya mmaraka ya diranta tse di ka nnang dibilione di le 14,5. Se se kaya disere tsa MTN di le dimilione di le 526 ka tlhotlhwa ya thoto ya R8,62 sere nngwe le nngwe mme tlhotlhwa eo e ne ya sekasekiwa gape go fitlha go tlhotlhwa ya maraka ya R15,61 sere mo nakong ya go tlhatlhamololwa ka 20 Seetebosigo 2003, mme ga bonwa poelo e kgolo ya dibilione di le R3,7.

Se se ne sa nna le tshwaelo mo tlhatlogong ya 1 067% mo dipoelong go tswa go diranta di le dimilione di le 356 go ya go diranta di le dimilione di le 4 153 mo dikgweding di le thataro go fitlha 30 Lwetse 2003.

Ka ntlha ya go tlhatlhamololwa ga dišere tsa MTN dipholo tsa setlhopha ga di kgone go tshwantshanngwa le tsa paka e e fetileng.

MTN e ne e rwele maikarabelo a paka ya dikgwedi di le tharo go fitlha mo letlheng la phatlhalatso ka Seetebosigo 2003. Johnnic e ne ya feleletsa go rwala maikarabelo a dipoelo tsa MTN go tloga ka letlha la phatlhalatso.

Mo bokhutlong ba paka ya sebakana, Johnnic e ne e na le dišere mo ditlamong tse di latelang:
- Johnnic Communication Limited ("Johncom") – 62,5%
- Gallagher Estate Holdings Limited – 100%
- Johnnic Properties – 100%
- Durban Add-Ventures – 70%

Go dira gore kgwebo e e tsweletseng ya Johnnic e tlhaloganngwe sentle go tlhagisitswe pegelo ya lotseno ya ngwaga wa jaanong le ngwaga o o fetileng ka go dirisa dipholesi tsa palotlotlo ka go tsaya gore phatlhalatso e dirilwe ka 31 Mopitlwe 2003.

Ditshwantshanyo tsotlhe tsa ngwaga o o fetileng tse di mo lokwalong lo di amana le pegelo ya lotseno e e tshwaraganeng ya ditlamo tsotlhe.

## DIPOELO

Lotseno le ngotlegile ka 20% go tswa go diranta di le dimilione di le 1 653 go ya go diranta di le dimilione di le 1 318 mme seo se bakilwe bogolo thata ke go tlogelwa ga Hammicks UK, Music for Pleasure, VCR/Trutone le Joncom e e tlogetseng Universal Partnership. Dipoelo pele ga tsalo, lekgetho, phokotsegotlhotlhwa le dipoelo tse di leng teng pele ga dituelo ("Ebitda") di fokotsegile ka 31% go ya go diranta di le dimilione di le 48 (2002: R70 milione) ka ntlha ya go ngotlega ga dipoelo tsa dikgwebo tsa Boithabiso ba mo lapeng le tsa Bobegakgang le ditshenyegelo tse di bonweng ka go latela dikgwebo tse di amogetsweng mo Aforika.

Nete yotlhe ya letlole la lotseno ke diranta di le dimilione di le 2 mo seripeng sa ngwaga. [2002: nete ya ditshenyegelo tsa matlole ke diranta di le dimilione di le 40],e e supang tshwaelo e e amogelesegang ya dituelo tsa sekoloto sa ntlokgolo. Dišere tsa MTN di le dimilione di le 29,6 di ne tsa rekisiwa mme tsa tlisa diranta di le dimilione di le 357. Lotseno le le ne la dirisiwa go duela sekoloto sa ntlokgolo le go rebola diranta di le dimilione di le 192 mo tlaleletsong ya tshelete ya Suncoast Casino.

Karolo ya dipoelo go tswa mo badirisaning e ngotlegile ka 40% go ya go diranta di le dimilione di le 68 go tswa go diranta di le dimilione di le 114 mo pakeng e e tshwanang ya ngogola. Ngotlego e bakilwe bogolo thata ke phokotsego ya dipoelo ya Electronic Media Network Limited ("M-Net") le SuperSport International Holdings Limited ("Supersport") mme seno se tlhodilwe ke tshwaelo ya ranta e e maatla mo dipoelong tsa boditshaba le ditlamorago tsa go diragatsa AC133. Le fa go le jalo Caxton le CTP publishers and Printers di ne tsa tokafatsa dipoelo tsa tsona ka 41% mo pakeng e e sekasekiwang.

Dipoelo tse di itumedisang tsa diranta di le dimilione di le 208 di dirilwe thata ke:
- Lefetiso la diranta di le dimilione di le 160 tsa go tlogelwa ga dikgatlegelo mo MTN, Naspers le Hammicks; le

- Diranta di le dimilione di le 58 di bonwe mo tšheleteng ya boditšhaba e e duetsweng Johnnic.
- Sekoloto sa boditshaba sa boithabiso.

Ditshwaelo tse di kopaneng tsa tse di fa godimo e nnile tlhatlogo ya dipoelo ya 240% go ya go diranta di le dimilione di le 204 (2002: R60 milione) le phokotsego ya 33% ya dipoelo go ya go diranta di le dimilione di le 6 (2002: R9 milione).

**DITSHOLOFELO**

**Leano le le ntšhwa la Johnnic**

Kgotla ya Johnnic e tsweletse go feleletsa mabaka a a farologaneng a maano a a amanang le isagwe ya setlhopha ka maikaelelo a go tokafatsa tlhotlhwa ya batsholadisere. Mabaka ano a maano a tla ikaega mo go tokafatseng boleng ba matlafatso ya Johnnic mme a tla dirisa mowa o montle o o golaganngwang le leina la Johnnic mmogo le matlotlo a yona a lolameng. Go tla tsewa dikgato tsa go lemoga bokgoni jo bo tletseng ba dithoto tsa Johncom le go tlhagisa tlhotlhwa e e mo ditheong tsa yona.

**Tsamaiso ya kgwebo**

Go solofetswe fa tlhatlogo ya bogolo ba kgwebo mo ditlamong tsa setlhopha mo karolong e e tlang ya ngwaga wa matlotlo e tla tlhagisa gape bogolo ba lotseno le dipoelo tsa dipholo tsa ngwaga o o tletseng wa Johnnic. Mo tlaleletsong ya koketsego ya dithekiso mo pakeng ya keresemose tshepo ya badirisi le yona e tlhotlheleditswe ke ditsalo tse di kwa tlase le maemo a a yang tlase a infoleišene go tloga ka paka ya pegelo mme seo se bontsha fa tiriso ya tshelete ya badiri e oketsegile. Tlhagiso ya kumo go kgabaganya setlhopha e lebisitswe gape mo lebakeng le mme go tla tlhagisiwa dikumo tse di gaisang mo makaleng a thekiso le a boithabiso ba mo lelapeng go tsamaelana le malatsi a boikhutso a bokhutlo ba ngwaga.

Go lemogilwe diphetogo gape kwa Suncoast Casino le Entertainment World go tloga ka Lwetse 2003 mme seo se tla tlhola lehumo go tswa mo kgwebong eno e e golang. Go solofetswe fa ditiragalo tsa dipontsho di tla oketsega mo karolong e e tlang ya ngwaga mme seo se tla supa kaonafalo ya go ya pele mo matloleng a Gallagher mo ngwageng otlhe.

Ka ntlha ya moo kgotla ya Johnnic e na le tsholofelo ya gore bontsi ba dikgwebo tsa setlhopha se bo tla dira sentle mo dikgweding tse thataro tse di tlang le go tlhagisa kgolo e e amogelesegang ya ngwaga le ngwaga pele ga dipaakanyo tse di tla tlholwang ke go amogelwa ga AC133 mo ngwageng o re leng mo go ona.

**Phiramiti ya Johnnic/Johncom**

JSE e file Johnnic nako go fitlha ka 23 Seetebosigo 2004 go digela phiramiti ya Johnnic/Johncom. Se se kobilwe go letla setlhopha se go konosetsa mabaka a yona a maano le ditheo tsa matlafatso.

**KAROLELO**

Ka go tlhatlhamololwa ga setlhopha sa MTN setlhopha seo se amogetse mokgwa wa go rebola dikarolelo gangwe ka ngwaga go tsamaisana le mokgwa o o amogetsweng ke modirisani wa yona o mogolo Johncom.

*Mo logatong la kgotla*

| MC RAMAPHOSA | JRD MODISE | KC RAMON |
|---|---|---|
| *Modulasetilo* | *Motlhankedimogolo wa Tsamaiso* | *Mokaedi wa Matlole* |

2 Sedimonthole 2003

## MEDIA

Sunday Times · BDFM The Business Media Company · The Herald · Daily Dispatch · johnnic Magazine Division

Sunday World · MTN Network Solutions · I-Net Bridge · Learning Channel Your partner in education · TradeWorld

## MUSIC

Gallo Music Group

## HOME ENTERTAINMENT

NU METRO Home Entertainment

## BOOKS & MAPS

New Holland · STRUIK · STRUIK CHRISTIAN BOOKS · Afrika

MapStudio · LJ LOVELL JOHNS · mapit

## RETAILING

NU METRO Theatres · EXCLUSIVE BOOKS · IMAX BE THERE

## AFRICA

johnnic communications AFRICA

## ASSOCIATED COMPANIES

mnet We call it Magic · CTP · super sport · Caxton PRINTERS

## OPERATIONS AND SUPPORT SERVICES

NU METRO

NU METRO FILM DISTRIBUTION

GRAPHICOR 30151

21

**Johnnic Holdings Limited** ("Johnnic" or "the Company")
Incorporated in the Republic of South Africa
Registration number 1889/000429/06 Share code: JNC ISIN: ZAE000024352